Vanguard Tax-Managed Funds Proxy Voting Results

Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

Proposal 1 - Elect Trustees for the fund.*

The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

Trustee	For	Withheld	Percentage For
Mortimer J. Buckley	2,630,454,415	36,508,105	98.6%
Emerson U. Fullwood	2,629,154,564	37,807,957	98.6%
Amy Gutmann	2,628,957,153	38,005,368	98.6%
JoAnn Heffernan Heisen	2,629,956,611	37,005,910	98.6%
F. Joseph Loughrey	2,630,059,207	36,903,313	98.6%
Mark Loughridge	2,630,084,949	36,877,571	98.6%
Scott C. Malpass	2,629,501,177	37,461,343	98.6%
F. William McNabb III	2,628,454,104	38,508,417	98.6%
Deanna Mulligan	2,631,115,438	35,847,082	98.7%
André F. Perold	2,626,332,823	40,629,698	98.5%
Sarah Bloom Raskin	2,630,118,120	36,844,401	98.6%
Peter F. Volanakis	2,629,934,484	37,028,036	98.6%

*Results are for all funds within the same trust.

Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.

This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Balanced Fund	64,232,022	3,544,934	2,815,788	10,411,378	79.3%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Capital Appreciation Fund	41,593,903	1,921,042	1,413,995	6,771,902	80.5%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Small-Cap Fund	55,430,034	2,708,645	2,045,729	12,889,680	75.9%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Developed Markets Index Fund	1,982,906,719	39,157,379	26,754,565	412,364,807	80.6%

Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.

This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Balanced Fund	64,920,403	3,339,211	2,333,130	10,411,378	80.1%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Capital Appreciation Fund	42,007,267	1,858,280	1,063,393	6,771,902	81.3%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Small-Cap Fund	56,071,529	2,488,018	1,624,860	12,889,680	76.7%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Developed Markets Index Fund	1,988,140,607	37,800,517	22,877,538	412,364,807	80.8%

Fund shareholders did not approve the following proposal:

Proposal 7 – Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

Vanguard Fund	For	Abstain	Against	Broker Non-Votes	Percentage For
Tax-Managed Small-Cap Fund	12,111,344	3,284,024	44,789,039	12,889,680	16.6%
	For	Abstain	Against	Broker Non-Votes	Percentage For
Developed Markets Index Fund	155,989,870	172,080,569	1,720,748,224	412,364,806	6.3%